Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX TO IMPROVE ITS PORTFOLIO IN EUROPE

•	CEMEX to acquire Holcim’s operations in the Czech Republic

•	CEMEX to divest its assets in the western part of Germany to Holcim

•	CEMEX and Holcim to combine operations in Spain

•	Holcim will pay CEMEX €70 million Euros in cash

•	Transactions are expected to generate synergies that will result in a recurring improvement in CEMEX´s EBITDA of about US$20 million to US$30 million

MONTERREY, MEXICO, AUGUST 28, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has reached an agreement with Holcim to conduct a series of transactions that will improve CEMEX’s strategic footprint in Europe.

CEMEX will acquire all of Holcim’s assets in the Czech Republic, which include one cement plant (cement capacity of 1.1 million tons, clinker capacity of 0.9 million tons), four aggregates quarries and 17 ready-mix plants. The Czech Republic is a market with a strong economy and solid prospects and we expect that acquiring these assets should improve CEMEX’s operations in the country and in Central Europe.

CEMEX will divest its assets in the western part of Germany to Holcim, which include one cement plant and two grinding mills (total cement capacity of 2.5 million tons, clinker capacity of 0.9 million tons), one slag granulator, 22 aggregates quarries and 79 ready-mix plants. The German market is an attractive one and CEMEX will still be present in the eastern, northern and southern part of the country with an important footprint.

In Spain, CEMEX and Holcim will combine all their cement, ready-mix and aggregates operations. CEMEX will have a 75% controlling interest over the combined operational assets in this country. This transaction will allow CEMEX to better serve the market, which should translate into higher value creation in that country.

As part of these transactions, Holcim will pay CEMEX €70 million Euros in cash. Additionally, the transactions are expected to generate synergies that will result in a recurring improvement in CEMEX’s EBITDA of about US$20 million to US$30 million, beginning to be realized in 2014.

“When finalized, this will be an important strategic step that should allow CEMEX to improve its footprint in Europe, and it will consolidate our portfolio in the continent,” said Lorenzo H. Zambrano, Chairman and CEO of CEMEX.

These transactions are not final as they are subject to the fulfillment of various conditions precedent, mainly confirmatory due diligence, approvals from competition authorities, and from creditors under the Facilities Agreement, among others. We currently expect to finalize these transactions during the fourth quarter of 2013.

BBVA, Citigroup and Santander are acting as financial advisors to CEMEX in these transactions.

CEMEX will host a conference call and webcast presentation on Wednesday, August 28, 2013 at 10:00am EST (9:00am CST; 4:00pm CET) to discuss these transactions. The live presentation can be accessed at www.cemex.com, or interested parties may access the audio-only conference call by dialing 1-847-585-4405 and entering the passcode 35578971.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

For more information on Holcim, please visit: www.holcim.com

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This press release contains forward-looking statements and information that reflect CEMEX’s expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, and that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, not having the required approvals to execute the transactions disclosed in this press release, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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